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15046721

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

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SEC
Mail Processing
Section
FEB 27 2015
Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC File Number
8-24260

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

Report for the period beginning 01/01/14 and ending 12/31/14

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
North Star Investment Services, Inc.

Official Use Only

Firm ID No.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No.):
20 North Wacker Drive, Suite 1416
(No. and Street)

Chicago	IL	60606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT: Peter Gottlieb (312) 580-0909
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
DeMarco Sciaccotta Wilkens & Dunleavy, LLP
(Name – *if individual, state last, first, middle name*)

6601 N. Avondale, Suite 200
(No. and Street)

Chicago	Illinois	60631
(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant, not resident in United States or any of its possessions

FOR OFFICAL USE ONLY

**Claims for exemption from the requirement that the annual report covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, **Peter Gottlieb**, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of North Star Investment Services, Inc. as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director have any proprietary interest in any account classified solely as that of a customer, except, as follows:

None.

Signature

President
Title

Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c-3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c-3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) Exemption Report.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NORTH STAR INVESTMENT SERVICES, INC.

STATEMENT OF FINANCIAL CONDITION
AND REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2014

DeMarco
Sciaccotta
Wilkens &
Dunleavy

NORTH STAR INVESTMENT SERVICES, INC.

STATEMENT OF FINANCIAL CONDITION
AND REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2014

NORTH STAR INVESTMENT SERVICES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2014

ASSETS

Cash and cash equivalents	$ 341,901
Receivable from broker/dealers	19,264
Other assets	13,986
TOTAL ASSETS	$ 375,151

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES	
Commissions payable and accrued expenses	$ 12,588
SHAREHOLDER'S EQUITY	
Common stock, $1 par value; authorized 50,000 shares; issued 14,871 shares; outstanding 14,302 shares	$ 14,871
Additional paid in capital	237,014
Retained earnings	210,875
Less: 569 shares in treasury, at cost	(100,197)
Total Shareholder's Equity	$ 362,563
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$ 375,151

The accompanying notes are an integral part of this financial statement.

DeMarco
Sciaccotta
Wilkens &
Dunleavy

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
North Star Investment Services, Inc.

We have audited the accompanying statement of financial condition of North Star Investment Services, Inc. (a Michigan Corporation) (the Company) as of December 31, 2014, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the statement of financial condition. North Star Investment Services, Inc.'s management is responsible for this financial statement. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated statement of financial condition is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of North Star Investment Services, Inc.as of December 31, 2014, in accordance with accounting principles generally accepted in the United States of America.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Chicago, Illinois
February 13, 2015

Phone: 708.489.1680 Fax: 847.750.0490 | **dscpagroup.com**
9645 W. Lincolnway Lane, Suite 214A | Frankfort, IL 60423
6601 N. Avondale Avenue, Suite 200 | Chicago, IL 60631

NORTH STAR INVESTMENT SERVICES, INC.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2014

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization - North Star Investment Services, Inc. (the "Company"), a wholly-owned subsidiary of North Star Financial Services Corp., was incorporated in the state of Michigan on September 7, 1979. The Company is registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA). The Company's principal business activity is the sale of securities.

Securities Transactions - Commission revenue and related expense arising from securities transactions are recorded on a trade date basis, which is the same business day as the transaction date.

Concentrations of Credit Risk - The Company is engaged in various brokerage activities in which the counterparties primarily include broker/dealers, banks, other financial institutions and the Company's own customers. In the event the counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

In addition, the Company's cash is on deposit at two financial institutions and the balance at times may exceed the federally insured limit. The Company believes it is not exposed to any significant credit risk to cash.

Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents - For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES - *(Continued)*

Subsequent Events - The Company evaluated all significant events or transactions that occurred through the audit report date, the date these financial statements were available to be issued.

NOTE 2 - RELATED PARTIES

As previously noted, the Company is wholly-owned by North Star Financial Services Corp. (NSFSC). Through common ownership and management, the Company is also affiliated with North Star Investment Management Corp. (NSIMC), a registered investment adviser which is an adviser to North Star 10-10 Fund Limited Partnership. Other related entities through common ownership and/or control are Kuby Gottlieb Investments, Ltd. and North Star Benefits LLC.

During 2014 the Company entered into an agreement with NSIMC whereby NSIMC paid certain overhead and operating expenses on the Company's behalf. To reimburse the latter, the Company paid NSIMC $9,250 in each calendar quarter of 2014. Total reimbursements to NSIMC during the year ended December 31, 2014 were $37,000, which are allocated on the Company's statement of income as follows:

Occupancy	$ 14,471
Communications	4,125
Other operating expenses	18,404
Total	$ 37,000

On January 1, 2015 the Company entered into a new agreement with NSIMC in which the calendar quarterly payment during 2015 will be $8,544.

NOTE 3 - NET CAPITAL REQUIREMENTS

As a registered broker/dealer and member of the Financial Industry Regulatory Authority, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At December 31, 2014, the Company's net capital and required net capital were $346,703 and $50,000 respectively. The ratio of aggregate indebtedness to net capital was 3.63%.

NOTE 4 - OFF-BALANCE SHEET RISK AND CLEARING AGREEMENTS

The Company enters into various transactions involving derivatives and other off-balance sheet financial instruments. These derivative financial instruments are used to meet the needs of customers.

Since the Company enters into the foregoing transactions involving derivatives and other off-balance sheet financial instruments solely for the benefit of its customers, the Company does not bear any of the credit or market risk of those customers, with the exception of the risk to the Company should its customers fail to honor their obligations related to the foregoing derivatives and other off-balance sheet financial instruments, as mentioned below.

In order to facilitate securities transactions, the Company entered into an agreement with another broker/dealer (Primary Introducing Broker/dealer or "PIBD") whereby the PIBD will introduce securities transactions to its own Clearing Broker/dealer that have been introduced to the PIBD by the Company. According to this two-tiered process, the customer name and other information is fully disclosed to PIBD's Clearing Broker/dealer. In addition, the processing and, if applicable, any financing pertaining to the introduced securities transactions are performed by PIBD's Clearing Broker/dealer. The customer account is therefore maintained and recorded on the books and records of the PIBD's Clearing Broker/dealer on the Company's behalf.

NOTE 4 - OFF-BALANCE SHEET RISK AND CLEARING AGREEMENTS - *(Continued)*

In consideration for introducing customers to the PIBD and the Clearing Broker/dealer, the Company receives commissions and other consideration, less the processing and other charges of the PIBD and its Clearing Broker/dealer. As part of the terms of the agreement between the Company and PIBD and its Clearing Broker/dealer, the Company is held responsible for any losses arising when the customers introduced by the Company to the PIBD or its Clearing Broker/dealer fail to meet their contractual commitments pertaining to the purchase, sale and possible financing of securities transactions and other financial instruments.

The Company may therefore be exposed to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations and it is necessary for the PIBD or Clearing Broker/dealer to purchase or sell the securities or other financial instruments at a loss. The Company's exposure to risk would consist of the amount of the loss realized and any additional expenses incurred pertaining to the transaction or other customer activity.

Under the terms of this agreement with the PIBD, the Company is restricted from obtaining services similar to that in the agreement with the PIBD without prior written consent from the PIBD's Clearing Broker/dealer.

NOTE 5 - INCOME TAXES

The Company has elected S Corporation status for federal income tax purposes. Income taxes are therefore the responsibility of the Company's parent.

The Company accounts for any potential interest or penalties related to possible future liabilities for unrecognized income tax benefits as interest/other expense. The Company is no longer subject to examination by tax authorities for federal, state or local income taxes for periods before 2011.

NOTE 6 - COMMITMENT

Lease Commitment - Minimum annual rentals under a noncancellable lease for office space, expiring November 30, 2020, exclusive of additional payments which may be required for certain increases in operating and maintenance costs, are as follows:

Year Ending December 31,	Amount
2015	$ 151,070
2016	157,832
2017	160,279
2018	162,726
2019	165,173
2020	152,530
Total	$ 949,610

Payments required by this lease are paid by NSIMC (See Note 2).